SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 15, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2013 RESULTS

2Q13 Highlights (as compared to 1Q13):

•	Net Revenue Increased 11.7% to US$164.9 Million from US$147.6 Million

•	Gross Profit Increased to US$25.4 Million from US$20.6 Million

•	Gross Margin Increased to 15.4% from 13.9%

•	Operating Profit Increased to US$20.5 Million from US$14.8 Million

•	Net Earnings of US$0.41 Per Basic Common Share and US$0.40 Per Diluted Common Share Compared to US$0.42 Per Basic Common Share and US$0.41 Per Diluted Common Share

•	Generated US$13.0 Million of Free Cash Flow after US$25.7 Million of CapEx

•	Retained Balance of Cash and Cash Equivalents at US$370.1 Million

Hsinchu, Taiwan, August 15, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), a leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the second quarter ended June 30, 2013. All U.S. dollar figures in this release are based on the exchange rate of NT$29.96 against US$1.00 as of June 28, 2013.

Net revenue for the second quarter of 2013 was NT$4,939.2 million or US$164.9 million, an increase of 11.7% from NT$4,420.7 million or US$147.6 million in the first quarter of 2013 and an increase of 2.3% from NT$4,829.3 million or US$161.2 million for the same period in 2012.

Net income for the second quarter of 2013 was NT$358.5 million or US$12.0 million, and NT$12.28 or US$0.41 per basic common share and NT$12.00 or US$0.40 per diluted common share, as compared to net income for the first quarter of 2013 of NT$363.6 million or US$12.1 million, and NT$12.58 or US$0.42 per basic common share and NT$12.31 or US$0.41 per diluted common share, and compared to net income in the second quarter of 2012 of NT$291.4 million or US$9.7 million, and NT$10.67 or US$0.36 per basic common share and NT$10.36 or US$0.35 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2013 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. (“ThaiLin”) and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This was another strong quarter for us. We believe that we continue to outperform the industry due to our differentiated end market exposure and customer alignment within our target markets. Our second quarter results further reflect the success of our integrated assembly and test business strategy, as our overall utilization rate reached 79%. Demand is so strong in our LCD driver business that our Board of Directors has authorized an increase in our FY13 CapEx budget, allowing us to pull-in 6 months of planned CapEx investments from FY14. The strategic decision to increase our CapEx now is due in part to strong customer demand and end production requirement for UHD TVs (4K/2K TVs), Smartphones and Tablet PCs. We expect that preparing additional capacity earlier than planned will allow us to capture new growth opportunities we are seeing in our higher margin LCD driver business from both existing and new customers.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We generated US$13.0 million of free cash flow in Q2, and ended the quarter with a strong balance of cash and cash equivalents at US$370.1 million. This is after Q2 CapEx of US$25.7 million. As a result, we improved our net cash position to US$59.4 million and improved our net debt to equity ratio to -14.1% as of June 30, 2013. Our short-term loan balance increased to US$46.8 million from US$12.5 million in 1Q13 as we partially drew down credit lines denominated in U.S. dollars to deploy a hedge position to offset currency volatility. We remain focused on balancing customer capacity demands and planned demand levels, with our objective of further strengthening our market position, and improving profitability and our balance sheet strength.”

Selected Operation Data

	2Q13	1Q13
Revenue by segment
Testing	24%	25%
Assembly	32%	32%
LCD Driver	25%	24%
Bumping	19%	19%

Utilization by segment
Testing	64%	62%
Assembly	79%	81%
LCD Driver	88%	75%
Bumping	87%	83%
Overall	79%	75%

CapEx	US$25.7 million	US$19.9 million
Testing	10%	22%
Assembly	16%	27%
LCD Driver	62%	45%
Bumping	12%	6%

Depreciation and amortization expenses	US$28.5 million	US$30.5 million

Condensed consolidated statements of cash flows	Period ended Jun. 30, 2013 US$ million	Period ended Jun. 30, 2012 US$ million
Net cash generated from (used in) operating activities	105.4	32.7
Net cash generated from (used in) investing activities	(48.1)	(48.9)
Net cash generated from (used in) financing activities	10.3	(5.6)
Effect of exchange rate changes on cash	6.7	(2.2)
Net increase (decrease) in cash and cash equivalents	74.3	(24.0)
Cash and cash equivalents at beginning of period	295.8	241.9
Cash and cash equivalents at end of period	370.1	217.9

According to the Rule No. 0990004943 issued by the Financial Supervisory Commission (“FSC”) on February 2, 2010, companies with shares listed on the Taiwan Stock Exchange (“TSE”) or traded on the Gre Tai Securities Market or the emerging stock board need to prepare their consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards (“IFRSs”), the International Accounting Standards, and interpretations as well as related guidance translated by Accounting Research and Development Foundation and issued by the FSC for the year ending December 31, 2013. Therefore, the Company is following its listed subsidiary, ThaiLin, and will prepare its consolidated financial statements for the year ending December 31, 2013 in accordance with IFRSs. The unaudited financial information for this quarter is prepared in accordance with IFRSs. The comparative figures have been presented in accordance with IFRSs for better comparison.

Taiwan Listing Update

As part of the efforts in ensuring success in establishing the eligibility for listing on the TSE of the shares of ChipMOS Taiwan, a subsidiary of the Company, ChipMOS Bermuda will be required to reduce its current ownership interest of 83.4% in ChipMOS Taiwan to 70% or less. The Company continues to work towards satisfying the eligibility requirements for listing ChipMOS Taiwan onto the TSE in the second quarter of 2014.

Third Quarter 2013 Outlook

The Company expects revenue for third quarter of 2013 to increase by approximately 2% to 6%, as compared to the second quarter of 2013. The Company expects gross margin on a consolidated basis to be in the range of approximately 16% to 20% for the third quarter of 2013. The Company anticipates depreciation and amortization expenses for the third quarter of 2013 to be approximately US$27 million. Operating expenses are expected to be approximately 6% to 7% of revenues in the third quarter of 2013. The Company expects CapEx spending to be approximately US$38 million in the third quarter of 2013, with CapEx spending for the full year 2013 to be approximately US$128 million. The total number of the Company’s outstanding common shares at the end of the third quarter of 2013 is expected to be approximately 30 million.

Mr. Cheng continued, “We continue to gain visibility as our customers become more certain in their operating plans for the rest of 2013 and remain confident in our outlook. We expect a further improvement in demand in our LCD driver business, including bumping services, in second half of 2013. We expect to see continued growth as capacity use is led by new applications in the mobile consumer space, many of which require longer test times.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2013 results on Thursday, August 15, 2013 at 8:00AM EDT (8:00PM, August 15, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 417771.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2013 and Jun. 30, 2012

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2013	Mar. 31, 2013	Jun. 30, 2012
	USD	USD	USD
Net Revenue	164.9	147.6	161.2
Cost of Revenue	139.5	127.0	141.7

Gross Profit	25.4	20.6	19.5

Other Income	9.2	3.8	1.4
Operating Expenses
Research and Development	4.7	4.1	3.4
Sales and Marketing	0.9	0.8	0.6
General and Administrative	6.3	4.7	4.7
Other Operating Expenses	2.2	0.0	0.2

Total Operating Expenses	14.1	9.6	8.9

Income (Loss) from Operations	20.5	14.8	12.0

Non-Operating Income (Expenses), Net	0.5	4.0	0.4

Income (Loss) before Income Tax	21.0	18.8	12.4

Income Tax Benefit (Expense)	(6.4)	(3.4)	(1.8)

Net Income (Loss)	14.6	15.4	10.6

Add: Net Loss (Income) Attributable to Non-controlling Interests	(2.6)	(3.3)	(0.9)

Net Income (Loss) Attributable to ChipMOS - Basic	12.0	12.1	9.7

Other Comprehensive Income (Loss)
Exchange Differences on Translating Foreign Operations	0.3	0.5	0.2

Total Other Comprehensive Income (Loss)	0.3	0.5	0.2

Total Comprehensive Income (Loss)	12.3	12.6	9.9

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	0.41	0.42	0.36

Shares Outstanding (in thousands) - Basic	29,197	28,893	27,308

Net Income (Loss) Attributable to ChipMOS - Diluted	12.0	12.1	9.7

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	0.40	0.41	0.35

Shares Outstanding (in thousands) - Diluted	29,884	29,542	28,134

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.96 against US$1.00 as of Jun. 28, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2013 and Jun. 30, 2012

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2013	Mar. 31, 2013	Jun. 30, 2012
	NTD	NTD	NTD
Net Revenue	4,939.2	4,420.7	4,829.3
Cost of Revenue	4,179.2	3,804.9	4,246.1

Gross Profit	760.0	615.8	583.2

Other Income	275.5	114.6	42.8
Operating Expenses
Research and Development	141.8	123.7	100.1
Sales and Marketing	26.8	22.5	18.5
General and Administrative	187.9	141.4	141.6
Other Operating Expenses	64.4	1.4	6.8

Total Operating Expenses	420.9	289.0	267.0

Income (Loss) from Operations	614.6	441.4	359.0

Non-Operating Income (Expenses), Net	14.0	121.3	13.3

Income (Loss) before Income Tax	628.6	562.7	372.3

Income Tax Benefit (Expense)	(192.6)	(101.5)	(55.3)

Net Income (Loss)	436.0	461.2	317.0

Add: Net Loss (Income) Attributable to Non-controlling Interests	(77.5)	(97.6)	(25.6)

Net Income (Loss) Attributable to ChipMOS - Basic	358.5	363.6	291.4

Other Comprehensive Income (Loss)
Exchange Differences on Translating Foreign Operations	9.4	14.2	4.7

Total Other Comprehensive Income (Loss)	9.4	14.2	4.7

Total Comprehensive Income (Loss)	367.9	377.8	296.1

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	12.28	12.58	10.67

Shares Outstanding (in thousands) - Basic	29,197	28,893	27,308

Net Income (Loss) Attributable to ChipMOS - Diluted	358.5	363.6	291.4

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	12.00	12.31	10.36

Shares Outstanding (in thousands) - Diluted	29,884	29,542	28,134

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2013 and Jun. 30, 2012

Figures in Million of U.S. dollars (USD) (1)

	Jun. 30, 2013	Mar. 31, 2013	Jun. 30, 2012
	USD	USD	USD
ASSETS
Non-Current Assets
Long-Term Investments	0.4	0.4	1.3
Property, Plant & Equipment-Net	403.5	405.8	445.8
Other Non-Current Assets	17.2	20.8	27.3

Total Non-Current Assets	421.1	427.0	474.4

Current Assets
Cash and Cash Equivalents	370.1	283.2	217.9
Financial Assets At Fair Value Through Profit or Loss	—	—	33.4
Accounts and Notes Receivable	143.3	130.6	136.4
Inventories	56.0	57.9	52.7
Other Financial Assets	6.5	31.4	7.4
Other Current Assets	11.8	8.7	9.8

Total Current Assets	587.7	511.8	457.6

Total Assets	1,008.8	938.8	932.0

EQUITY AND LIABILITIES
EQUITY
Shareholders’ Equity
Issued Capital	1.3	1.3	1.3
Capital Surplus	389.5	384.5	507.7
Retained Earnings (Accumulated Losses)	34.7	23.1	(126.8)
Treasury Stock	(19.4)	(21.2)	(30.7)
Other Equity	14.6	14.3	14.2

Total Shareholders’ Equity Attributable to ChipMOS	420.7	402.0	365.7

Noncontrolling Interests	140.8	138.0	131.1

Total Equity	561.5	540.0	496.8

LIABILITIES
Non-Current Liabilities
Long-Term Loans	181.9	185.7	247.8
Other Non-Current Liabilities	15.8	15.9	12.4

Total Non-Current Liabilities	197.7	201.6	260.2

Current Liabilities
Short-Term Loans	46.8	12.5	21.4
Accounts Payable and Payables to Contractors and Equipment Suppliers	48.6	46.2	49.1
Current Portion of Long-Term Debts	82.0	78.1	47.4
Other Current Liabilities	72.2	60.4	57.1

Total Current Liabilities	249.6	197.2	175.0

Total Liabilities	447.3	398.8	435.2

Total Liabilities & Equity	1,008.8	938.8	932.0

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.96 against US$1.00 as of Jun. 28, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2013 and Jun. 30, 2012

Figures in Million of U.S. dollars (NTD)

	Jun. 30, 2013	Mar. 31, 2013	Jun. 30, 2012
	NTD	NTD	NTD
ASSETS
Non-Current Assets
Long-Term Investments	11.6	11.6	39.1
Property, Plant & Equipment-Net	12,088.6	12,159.4	13,356.1
Other Non-Current Assets	515.6	622.6	817.8

Total Non-Current Assets	12,615.8	12,793.6	14,213.0

Current Assets
Cash and Cash Equivalents	11,088.4	8,483.2	6,526.8
Financial Assets At Fair Value Through Profit or Loss	—	—	1,000.7
Accounts and Notes Receivable	4,292.3	3,913.6	4,086.7
Inventories	1,678.3	1,734.5	1,579.7
Other Financial Assets	196.2	939.3	222.6
Other Current Assets	353.9	261.9	294.7

Total Current Assets	17,609.1	15,332.5	13,711.2

Total Assets	30,224.9	28,126.1	27,924.2

EQUITY AND LIABILITIES
EQUITY
Shareholders’ Equity
Issued Capital	39.3	39.0	39.5
Capital Surplus	11,669.1	11,520.8	15,212.9
Retained Earnings (Accumulated Losses)	1,040.8	692.1	(3,800.2)
Treasury Stock	(581.7)	(635.8)	(919.8)
Other Equity	436.8	428.9	426.8

Total Shareholders’ Equity Attributable to ChipMOS	12,604.3	12,045.0	10,959.2

Noncontrolling Interests	4,218.4	4,135.0	3,926.4

Total Equity	16,822.7	16,180.0	14,885.6

LIABILITIES
Non-Current Liabilities
Long-Term Loans	5,449.7	5,563.1	7,424.2
Other Non-Current Liabilities	472.2	476.0	370.1

Total Non-Current Liabilities	5,921.9	6,039.1	7,794.3

Current Liabilities
Short-Term Loans	1,400.9	375.4	641.8
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,458.7	1,384.8	1,472.4
Current Portion of Long-Term Debts	2,456.5	2,336.5	1,420.5
Other Current Liabilities	2,164.2	1,810.3	1,709.6

Total Current Liabilities	7,480.3	5,907.0	5,244.3

Total Liabilities	13,402.2	11,946.1	13,038.6

Total Liabilities & Equity	30,224.9	28,126.1	27,924.2